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                                                     Filed by Remedy Corporation

                       Filed pursuant to Rules 165 and 425 promulgated under the

                Securities Act of 1933, as amended, and deemed filed pursuant to

   Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended

                                             Subject Company: Remedy Corporation

                                                  Commission File No.: 000-25494

Media Relations Contacts:               Investor Relations Contact:
MeeLin Nakata                           Kate Patterson
Peregrine Systems, Inc.                 Peregrine Systems, Inc.
858.720.5609                            858.794.7561
meelin.nakata@peregrine.com             kate.patterson@peregrine.com
---------------------------             ----------------------------

Ann Mosher                              Lori Barker, Director of Finance
Burson-Marsteller                       Remedy Corporation
310.226.3043                            650.903.5246
ann_mosher@lax.bm.com                   lbarker@remedy.com
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         Peregrine Systems(R) and Remedy(R) Announce Early Termination
              of Hart-Scott-Rodino Waiting Period For Acquisition

                 Transaction Expected to Close in Third Quarter

SAN DIEGO and MOUNTAIN VIEW, Calif. - July 19, 2001 -- Peregrine Systems, Inc. (NASDAQ: PRGN), and Remedy Corporation (NASDAQ: RMDY) announced today that the Department of Justice and the Federal Trade Commission have granted early termination of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, as amended, for Peregrine's planned acquisition of Remedy. Early termination of the HSR waiting period ends the U.S. government's antitrust review of the transaction.

Peregrine and Remedy announced a definitive agreement on June 11, 2001 under which Peregrine agreed to acquire Remedy for a combination of cash and shares of Peregrine stock. The acquisition is expected to close in the third calendar quarter, subject to the approval of Remedy's stockholders at a special meeting expected to be held in late August, foreign regulatory review and compliance with other closing conditions contained in the definitive merger agreement.

About Remedy
Founded in 1990, the company is headquartered in Mountain View, California, and has 1350 employees located worldwide. Remedy is a leading supplier of Information Technology Service Management (ITSM) and Customer Relationship Management (CRM) solutions, with Remedy products sold to more then 10,000 customer sites. Remedy's fast deployment programs and radical adaptability accelerate an organization's move to eBusiness as well as increasing the ability to continually differentiate from competitors. Remedy's customers continually improve both their customer interactions and their internal operations to raise satisfaction and lower costs. Remedy has grown at a CAG growth rate of 174% since 1990.

About Peregrine
Founded in 1981, Peregrine Systems, Inc. (NASDAQ: PRGN) is a leading global provider of software and solutions that are designed to reduce the frictional cost of doing business for our clients' organizations. By providing solutions that enable companies to manage infrastructure, as well as extend next generation e-Business capabilities inside the enterprise and across the firewall, Peregrine helps companies achieve a state of frictionless business and gain competitive advantage. Peregrine's solutions reduce costs, improve profitability, and release capital, generating a lasting and measurable impact on the productivity of assets and people. Peregrine delivers Infrastructure Management solutions that manage the entire lifecycle of an organization's assets, from IT equipment and fleets of vehicles to telecom and facility assets. Peregrine's Employee Relationship Management (ERM) solutions facilitate proactive management and empower employees with anytime/anywhere access to these enterprise resources, services and knowledge, and improve productivity, asset utilization, and real-time business intelligence. Peregrine's B2B Relationship Management solutions help companies establish a digital dialog for
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conducting e-Business by automating and integrating the flow of information and business processes among buyers, suppliers and e-Marketplaces.

Additional Information And Where To Find It
Peregrine filed a registration statement on Form S-4 (Registration Statement No. 333-64458) on July 3, 2001 in connection with the merger, and Remedy expects to mail a proxy statement/prospectus to stockholders of Remedy containing information about the merger. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they are available. The registration statement and the proxy statement/prospectus will contain important information about Peregrine, Remedy, the merger, risks relating to the merger and the two companies, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the proxy statement/prospectus and these
------------------
other documents may also be obtained from Peregrine by directing a request through the investors relations portion of Peregrine's website at http://www.peregrine.com or by mail to Peregrine Systems, Inc., 3611 Valley
-------------------------
Centre Drive, San Diego, CA 92130, Attention: Investor Relations. Peregrine's telephone number is (858) 481-5000.

In addition to the registration statement and the proxy statement/prospectus, Peregrine and Remedy file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Peregrine or Remedy at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, Chicago, and Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Peregrine's and Remedy's filings with the commission are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.
------------------

Participants in Solicitation
Peregrine, its directors, executive officers and certain other members of Peregrine's management and employees may be deemed to be participants in the solicitation of proxies from Remedy's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants is included in Part III of Peregrine's Annual Report on Form 10-K filed on June 29, 2001. This document is available free of charge at the SEC's Web site at http://www.sec.gov and from Peregrine.

Remedy, its directors, executive officers and certain other members of Remedy's management and employees may be deemed to be participants in the solicitation of proxies from Remedy's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants is included in Remedy's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC on April 13, 2001. This document is available free of charge at the SEC's Web site at http://www.sec.gov and from Remedy.

The foregoing press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding the expectations, beliefs, plans, and intentions of Peregrine and Remedy. Forward-looking statements relating to expectations about future events or results are based upon information available to Peregrine and Remedy as of today's date. Peregrine and Remedy assume no obligation to update any of these statements. The forward-looking statements are not guarantees of future events or results. For instance, while Peregrine and Remedy have entered into a definitive merger agreement, there is no assurance that the parties will complete the transaction. In the event that the companies do not receive necessary government or stockholder approvals or fail to satisfy conditions for closing, the transaction will terminate. Additional information regarding the necessary government or stockholder approvals and the conditions for closing are contained in Peregrine's registration statement on Form S-4 described above.

The businesses of Peregrine and Remedy are subject to numerous risks described in greater detail in their respective filings with the Securities and Exchange Commission, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. In particular,
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each company's quarterly and annual revenues and operating results are uncertain and difficult to predict. Both companies operate in competitive markets and face numerous risks associated with product development efforts, intellectual property protection, loss of key employees, and other factors.

In addition, the proposed merger poses additional risks and uncertainties for Peregrine, Remedy, and the combined company after the merger. These risks include, but are not limited to the risks that the merger will not close; that Peregrine and Remedy cannot successfully integrate their businesses; that after the acquisition, the combined company cannot timely develop, produce and gain market acceptance for their combined products and services; and the ability of the combined company to compete in highly competitive and rapidly changing markets. The revenues and earnings of the combined company and its ability to achieve the business objectives of Peregrine and Remedy will be subject to a number of factors that make estimation of future operating results uncertain. These factors include increased competition due to expanded product offerings; risks associated with new product strategies and the evolving and varying demand for software products; the ability of Peregrine and the combined company to expand its operations; risks relating to acquisitions, including potential difficulties in the assimilation of operations and technologies of the acquired company or assets; litigation, including litigation over intellectual property rights; general technological and economic factors; and the other risks detailed in the Registration Statement on Form S-4 and each company's periodic filings with the Securities and Exchange Commission.

Peregrine Systems is a registered trademark of Peregrine Systems, Inc. All other trademarks are the property of their respective owners.

Remedy, Remedy Corporation & Design, Remedy AR System, Action Request System, Remedy Help Desk and Remedy CRM are trademarks of Remedy Corporation, Mountain View, California, which may be registered or pending in certain jurisdictions.